AB 6/3

UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washingto[n, D.C.]


10031307

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Biremis Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 FRANKLIN STREET 26th FLOOR
(No. and Street)

BOSTON (City) MA (State) 02110-2804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE MAGUIRE (416) 204-0406
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ZEIFMANS LLP
(Name – *if individual, state last, first, middle name*)

201 BRIDGELAND AVE (Address) TORONTO (City) ONTARIO (State) M6A 1Y7 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/3

OATH OR AFFIRMATION

I, PETER BECK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIREMIS, CORP., as of MARCH 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BIREMIS, CORP.

FINANCIAL STATEMENTS

MARCH 31, 2010

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Stockholders of
Biremis, Corp.

We have audited the statement of financial condition of Biremis, Corp. (the "Company") as at March 31, 2010 and the statements of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to the claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for the purposes of additional analysis and is not required part of the basic financial statements. The supplementary information is required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The financial statements as at March 31, 2009 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 17, 2009.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 27, 2010

BIREMIS, CORP.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010
(expressed in U.S. Dollars)

ASSETS

	2010	2009
Cash and cash equivalents	$ 35,179,099	$ 7,471,391
Receivables - brokers and clearing organizations	8,447,424	11,145,925
Due from related parties (note 4)	1,476,579	270,000
Deposits with clearing organizations	5,366,967	6,005,328
Income tax receivable (note 5)	898,935	109,297
Deferred tax asset (note 5)	136,860	1,564,544
TOTAL ASSETS	$ 51,505,864	$ 26,566,485

LIABILITIES

	2010	2009
Accounts payable and accrued liabilities	$ 3,110,282	$ 8,014,785
Payable to customer, net - related party	18,723,931	10,249,327
Due to related party (note 4)	-	1,315,405
Income tax payable (note 5)	49,579	123,318
Deferred tax liability (note 5)	140,059	-
Subordinated loan (note 6)	4,800,000	-
	26,823,851	19,702,835
TOTAL LIABILITIES	26,823,851	19,702,835

STOCKHOLDERS' EQUITY

	2010	2009
STATED CAPITAL (note 8)		
Class B common shares	17,500,000	-
Common shares	1,000	1,000
	17,501,000	1,000
RETAINED EARNINGS	7,181,013	6,862,650
TOTAL STOCKHOLDERS' EQUITY	24,682,013	6,863,650
	$ 51,505,864	$ 26,566,485

Contingency (note 7)

ON BEHALF OF THE BOARD



_______________DIRECTOR
_______________DIRECTOR

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

BIREMIS, CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2010
(expressed in U.S. Dollars)

	2010				2009
	Class B common shares	Common shares	Retained earnings	Total stockholders' equity	Total stockholders' equity
Balance, beginning of the year	$ -	$ 1,000	$ 6,862,650	$ 6,863,650	$ 9,072,996
Net profit (loss) for the year	-	-	318,363	318,363	(2,209,346)
Shares issued during the year	17,500,000	-	-	17,500,000	-
Balance, end of the year	$ 17,500,000	$ 1,000	$ 7,181,013	$ 24,682,013	$ 6,863,650

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

BIREMIS, CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2010
(expressed in U.S. Dollars)

	2010	2009
REVENUE		
Service fees	$ 4,100,986	$ 3,477,273
Foreign currency translation gain (loss)	418,557	(71,576)
Other income	33,346	412,740
	$ 4,552,889	$ 3,818,437
EXPENSES		
Service fees	3,565,074	3,169,224
Professional fees	880,832	129,547
Other expenses	184,050	42,504
Financing charges	88,757	-
Regulatory fees	38,101	216,657
(Recovery) provision for doubtful accounts	(1,370,548)	3,804,415
	3,386,266	7,362,347
PROFIT (LOSS) BEFORE INCOME TAXES	1,166,623	(3,543,910)
PROVISION FOR (RECOVERY OF) INCOME TAXES	848,260	(1,334,564)
NET PROFIT (LOSS)	$ 318,363	$ (2,209,346)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

BIREMIS, CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010
(expressed in U.S. Dollars)

	2010	2009
CASH FLOWS FROM OPERATIONS		
Net profit (loss) for the year	$ 318,363	$ (2,209,346)
Provision for doubtful accounts	-	3,804,415
Deferred tax assets	1,567,743	(1,564,544)
Net changes in non-cash working capital items related to operations:		
Receivables - brokers and clearing organizations	2,698,501	(6,649,240)
Deposits with clearing corporations	638,361	(5,432,268)
Income tax receivable	(789,638)	132,832
Due to related parties	(2,521,984)	1,315,405
Accounts payable and accrued liabilities	(4,904,503)	7,619,743
Income tax payable	(73,739)	97,148
Payable to customer, net - related party	8,474,604	10,010,584
	5,407,708	7,124,729
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of Class B common shares	17,500,000	-
Issuance of subordinated loan	4,800,000	-
	22,300,000	-
NET INCREASE IN CASH FOR THE YEAR	27,707,708	7,124,729
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	7,471,391	346,662
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 35,179,099	$ 7,471,391

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

1. BASIS OF PRESENTATION

(a) Nature of operations -

Biremis, Corp. (the "Company") was incorporated in Massachusetts on May 18, 2004 under the provisions of the Securities Exchange Act of 1934. The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a 99.5% owned by BRMS Holdings, Inc. (the "Parent") and 0.5% owned by Swift Trade Securities USA Inc., a company under common control.

The Company's executes transactions for one customer, Opal Stone Financial Services S.A. ("Opal Stone"), which is based in Uruguay. Opal Stone is owned by a private family trust settled by the father of Peter Beck, the president of the Company and the majority shareholder of the parent. In the prior year, the Company also executed trades for Swift Trade, Inc. ("SwiftTrade"), which was based in Canada. SwiftTrade is a company under common control.

(b) Comparative figures -

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Cash and cash equivalents –

Cash and cash equivalents is comprised of balances with banks and short-term investments with original maturities of less than 90 days.

(c) Income taxes -

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(d) Foreign currency translation –

Portions of the Company's transactions are denominated in foreign currencies. Assets and liabilities are translated to U.S. Dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses, are translated at the exchange rates prevailing on the date of the related transactions. Gains (losses) as a result of foreign currency translations are recorded in the Company's statement of operations.

(e) **Revenue recognition -**

The Company recognizes revenue from monthly service fees on a straight line basis over the term of the service. Pursuant to Emerging Issues Tax Force No. 99-19, "*Reporting Revenues Gross as a Principal versus Net as an Agent,*" service revenues are recorded on a gross basis.

(f) **Measurement uncertainty -**

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Areas of significant estimates include: allowance for doubtful accounts and future income taxes.

The measurement of allowance for doubtful accounts is based on the review of the Company's customer's ability to pay and general economic conditions.

The measurement of future income taxes is subject to uncertainty associated with tax rates, interpretations by the tax authorities and assumptions about the Company's operations in future years.

(g) **Recent accounting pronouncement -**

In February 2010, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update No. 2010-09 to Subsequent Events, Topic 855 ("ASU 2010-09"). The ASU update did not change GAAP but reorganizes the literature. The major change in ASU 2010-09 is to allow SEC filers not to disclose the date through which subsequent events have been evaluated. ASU 2010-09 is effective for interim and annual periods ending after June 15, 2010. The Company does not expect that adoption of this statement will have a material impact on its financial statements.

3. **FINANCIAL INSTRUMENTS**

The Company's financial instruments consist of cash and cash equivalents, receivables - brokers and clearing organizations, due from related parties, deposits with clearing organizations, accounts payable and accrued liabilities, payable to customer, and subordinated loan. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

The Company is subject to credit risk through its receivables - brokers and clearing organizations and due from related parties. The Company does not believe that it is exposed to an unusual level of credit risk.

The Company is exposed to currency risk; as the value of the cash and cash equivalents and receivables - brokers and clearing organizations denominated in other currencies fluctuates due to change in exchange rates. The table below summarizes the Company's exposure to currency risk (in U.S. dollars):

Currency	Cash and cash equivalents	% of total cash and cash equivalents	Receivables - brokers and clearing organizations	% of total receivables - brokers and clearing organizations
British Pound	$ 11,090	- %	$ -	- %
Canadian dollar	402,404	1 %	803,236	10 %
Danish Krone	11,517	- %	-	- %
European Euro	2,242,097	6 %	257,962	3.05 %
Japanese Yen	534,372	2 %	29,421	- %
Norwegian Kroner	69,586	- %	-	- %
Swedish Krona	3,418	- %	-	- %
Total	$ 3,274,484	9 %	$ 1,090,619	13 %

4. **RELATED PARTY TRANSACTIONS**

The Company does not have staff and depends on ORBIXA Management Services, Inc. ("ORBIXA"), a company under common control, for all its staffing needs. The Company services Opal Stone through an outsourcing agreement with ORBIXA for back-office and IT support.

The following are the balances with related parties at:

		2010		2009
Balances at March 31:				
Due from a company under common control (a)	**$**	**54,625**	$	-
Due from Parent (a)	**$**	**502,824**	$	270,000
Due from ORBIXA (a)	**$**	**919,131**	$	-
Due to ORBIXA	**$**	**-**	$	1,315,405
Transactions for the year:				
Service fees earned from SwiftTrade	**$**	**-**	$	102,000
Service fee expense incurred with ORBIXA	**$**	**3,565,074**	$	3,169,224

(a) The loans are without interest, security or stated terms of repayment.

These transactions are in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. **INCOME TAXES**

The Company has loss carry forwards of $2,848,195 for state income tax purposes. These carry forwards expire in the year ending March 31, 2015.

The Company's provision for (recovery of) income taxes are comprised as follows:

	2010	2009
Income tax expense (recovery):		
Current tax expense (recovery):		
Federal	$ (768,637)	$ 116,033
State	49,154	113,947
Total	(719,483)	229,980
Deferred tax expense (recovery):		
Federal	1,435,811	(1,317,837)
State	131,932	(246,707)
Total	1,567,743	(1,564,544)
Total provision for (recovery of) income taxes	$ 848,260	$ (1,334,564)

The Company's deferred tax assets and liabilities are comprised as follows:

	2010	2009
Deferred tax assets:		
Future non-capital loss carry forwards	$ 136,860	$ -
Foreign currency losses	-	28,892
Allowance for doubtful accounts	-	1,535,652
	136,860	1,564,544
Deferred tax liability:		
Foreign currency gains	140,059	-
	$ (3,199)	$ 1,564,544

6. **SUBORDINATED LOAN**

The subordinated loan is with the Parent and expires on June 30, 2010. The Parent has confirmed that the subordinated loan will not be renewed on June 30, 2010. The loan bears interest at 2% per annum and has no security.

7. **CONTINGENCY**

A disciplinary action has been initiated against the Company by FINRA for registration and supervisory violations. FINRA has indicated that they will resolve the claim for $50,000. The Company is currently engaged in settlement negotiations with FINRA. A liability in the amount of $50,000 has been recorded in these financial statements.

8. STATED CAPITAL

Authorized	Issued		2010	2009
50,000	35,000	Voting, non-cumulative Class B Common shares	$ 17,500,000	$ -
200	200	Common shares	1,000	1,000
			$ 17,501,000	$ 1,000

9. SUPPLEMENTAL CASH FLOW INFORMATION

Interest and income taxes paid –

	2010	2009
Interest paid during the year	$ 88,757	$ 7,269
Income taxes paid during the year	$ 162,998	$ -

10. ECONOMIC DEPENDENCE

All of the Company's revenues were earned from one customer, being Opal Stone, in 2010 (2009 - 97%). There were no revenues earned from SwiftTrade during 2010 (2009 - 3%).

11. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of March 31, 2010, the Company had net capital of $20,926,300 (2009 - $4,478,639), which exceeded minimum net capital requirements by $20,676,300 (2009 - $4,228,639).

BIREMIS, CORP.

SUPPLEMENTARY INFORMATION

MARCH 31, 2010

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

BIREMIS, CORP.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED MARCH 31, 2010
(expressed in U.S. Dollars)

Balance, beginning of year	$ -
Increase in subordinated loan (note 6)	4,800,000
Balance, end of year	$ 4,800,000

See accompanying notes to financial statements

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT

To the Stockholders of
Biremis, Corp.

We have audited the attached schedule of Computation of Net Capital Pursuant to rule 15c3-1 of the United States Securities and Exchange Commission ("SEC") as at March 31, 2010. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the schedule is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the schedule.

In our opinion, this schedule presents fairly, in all material respects, the Company's Computation of Net Capital Pursuant to SEC rule 15c3-1 as at March 31, 2010.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 27, 2010

BIREMIS, CORP.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2010
(expressed in U.S. Dollars)

Net Capital	
Stockholder's equity	$ 24,682,013
Add: subordinated loan	4,800,000
	29,482,013
Less: non-allowable assets	7,500,289
Net Capital before haircuts	21,981,724
Less: haircuts on foreign currency balances	1,055,424
Net capital	20,926,300
Minimum net capital requirement - The greater of 2% of aggregate debit items or minimum net capital requirement of $250,000	250,000
Excess net capital	$ 20,676,300

There were material reconciling items between the above calculation and the most recent monthly filing by the Company of Part II of the Focus Report with respect to the computation of net capital under Rule15(c)(3)-1, as follows:

Unaudited computation of net capital per most recent monthly filing	$ 19,848,247
Audit adjustments:	
Income taxes	685,262
Professional fees	136,578
	821,840
Audited computation of net capital	$ 19,026,407

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON COMPLIANCE WITH REGULATORY RULES

To the Stockholders of
Biremis, Corp.

We have audited Biremis, Corp. compliance with paragraph (k)(2)(i) of rule 15c3-3 of the United States Securities and Exchange Commission (the "Rule") as at March 31, 2010. Compliance with the Rule is the responsibility of the Company's management. Our responsibility is to express an opinion on this compliance based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Company complied with the Rule. Such an audit includes examining, on a test basis, evidence supporting compliance, evaluating the overall compliance with the Rule, and where applicable, assessing the accounting principles used and significant estimates made by management.

In our opinion, as at March 31, 2010, the Company is in compliance, in all material respects, with the Rule.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 27, 2010

BIREMIS, CORP.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2010
(expressed in U.S. Dollars)

Total free credit balances and other credit balances in customers' security accounts ("credit balances")	$ 18,723,931
Total debit balances	-
Excess of total debits balances over total credit balances	18,723,931
Amount held on deposit in Reserve Bank Account, including value of qualified securities, at end of reporting period	23,502,963
Reserve balance	$ 4,779,032

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT

To the Stockholders of
Biremis, Corp.

We have audited Biremis, Corp.'s (the "Company") schedule of Securities Investor Protection Corporation ("SIPC") general assessment for the year ended March 31, 2010. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. Such an audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the schedule of SIPC general assessment presents fairly, in all material respects, the Company's SIPC general assessment for the year ending March 31, 2010 in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission.

Zeifmans LLP
Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 27, 2010

BIREMIS, CORP.
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2010
(expressed in U.S. Dollars)

Securities Investor Protection Corporation ("SIPC") general assessment for the year ended March 31, 2010 is as follows:

Initial annual assessment amount (note 2)	$ 320
Less: May 5, 2010 payment (note 2)	170
May 11, 2010 payment (note 2)	150
	-
General assessment amount, net (note 3)	1,101
Balance due at May 27, 2010	$ 1,101

See accompanying notes


ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

BIREMIS, CORP.
NOTES TO SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2010
(expressed in U.S. Dollars)

1. **BASIS OF PRESENTATION**

Biremis, Corp. (the "Company") was incorporated in Massachusetts on May 18, 2004 under the provisions of the Securities Exchange Act of 1934. The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is 99.5% owned by BRMS Holdings, Inc. (the "Parent") and 0.5% owned by Swift Trade Securities USA Inc., a company under common control.

Rule 17a-5(e)(4) of the SEC requires that the Company be a member of Securities Investor Protection Corporation ("SIPC"). Such membership requires the Company to make a minimum general assessment annual fee payments to SIPC. Members of SIPC with fiscal years ending between March 31, 2010 and December 31, 2010 were also required to file a general assessment reconciliation with SIPC within 60 days after the end of their fiscal years (see note 2).

The schedule reflects information the Company has as at May 27, 2010. If further assessments for the year ended March 31, 2010 are made, the Company's SIPC general assessment for the year would change.

The Company executes transactions for one customer, Opal Stone Financial Services S.A., which is based in Uruguay. Opal Stone is owned by a private family trust settled by the father of Peter Beck, the president of the Company and the majority shareholder of the Parent. In the prior year, the Company also executed trades for Swift Trade, Inc., which was based in Canada. SwiftTrade is a company under common control.

2. **INITIAL ASSESSMENT**

The minimum general assessment annual fee for the year ended March 31, 2010 to SIPC under Rule 17a-5(e)(4) of the SEC was $320. The Company paid $320 in two separate payment: $170 on May 5, 2010 and $150 on May 11, 2010 to 805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215.

3. **GENERAL ASSESSMENT RECONCILIATION**

This assessment is based on the Part IIA Quarterly 17a-5(a) Focus Report ("Focus Report") filed by the Company with SIPC for its year ended March 31, 2010, and was computed as follows:

Total revenue per Focus Report	**$ 6,120,801**
Assessment additions to revenue	**-**
Assessment deductions from revenue	**(5,552,530)**
Net operating revenue	**568,271**
General assessment amount (computed at 0.25% of net operating revenue)	**1,421**
Less: minimum general assessment payment (note 2)	**320**
General assessment amount, net	**$ 1,101**

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders of
Biremis, Corp.

In planning and performing our audit of the financial statements of Biremis, Corp. (the "Company"), as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to remit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliability in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in an audit of the financial statements of Biremis, Corp. as of and for the year ended March 31, 2010. We noted that management had not reconciled various accounts in a timely manner, nor had all reconciling items been properly investigated or resolved. Because reconciliations had not been properly completed, we identified certain adjustments that were required to be recorded by management in the course of preparing the March 31, 2010 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by anyone other than these specific parties.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
May 27, 2010